Airbee Wireless, Inc.
9400 Key West Avenue
Rockville, MD 20850-3322

March 10, 2008

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn: Stephen Krikorian and Jason Niethamer

Re:	Response to Comments on Airbee Wireless, Inc.
Form 8-K filed on January 2, 2008
File No. 000-50918

Dear Messrs. Krikorian and Niethamer:

Airbee Wireless, Inc. (the “Company”), hereby submits responses to the comment letter issued by the staff of the Securities and Exchange Commission dated January 11, 2008. Staff’s comments from its letter are shown below in bold type followed immediately by our responses. As noted below, the appropriate responses have also been addressed within the Company’s amended Form 8-K. References to the location of the responses within the registration statement have also been included, where appropriate.

Form 8-K filed on January 2, 2008

1.
Please amend your filing to disclose who concluded that previously issued financial statements could no longer be relied upon including that date such conclusion was reached as required by Item 4.02(a)(1) to the Form 8-K. Further, your amended filing should include a brief description of the facts underlying the conclusion that the previously issued financial statement can no longer be relied upon as required by Item 4.02(a)(2) to the Form 8-K.

Please see the amended Form 8-K filed contemporaneously with this letter.

2.
When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of Regulation S-B. If the officers conclude that the disclosure controls and procedures were effective despite the restatement, describe the basis for the officers’ conclusions.

The following language was included in our Form 10-Q/A for the quarter ended March 31, 2007 and was updated and included in the Forms 10-Q/A for the quarters ended June 30, 2007 and September 30, 2007.

The Company’s management, with the participation of the Company’s chief executive officer and interim chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this report, the Company’s chief executive officer and interim chief financial officer concluded that, as of such date, the Company’s disclosure controls and procedures were not effective for the reasons disclosed below.

* * *

A further disclosure deficiency was presented when a material services agreement with the Company’s investment and strategic advisor with an effective date of March 5, 2007 was not provided to the corporate secretary and the controller until the start of the third calendar quarter and after the Company’s Form 10-QSB for the quarter ended March 31, 2007 had been filed. This agreement required the Company to issue 2 million shares of its common stock as compensation upon the signing of the agreement. It also provided for monthly charges of $7,500 paid in cash or $10,000 paid in restricted stock. The Company issued the two million shares of common stock on July 10, 2007. However, because the signature date of the agreement was deemed to be March 5, 2007 pursuant to its terms, the Company has restated its Form 10-QSB for the quarter ended March 31, 2007, recognizing a liability for stock to be issued in the amount of $510,000 on its balance sheet offset by a prepaid consulting account in the equity section of its balance sheet in the amount of $458,333 and a professional fees - financing expense of $51,667.

* * *

The controller and interim chief financial officer have also reminded all executives with authority to bind the Company to agreements made in the ordinary course of business of the necessity to share such agreements as early as practicable so that an appropriate judgment can be made regarding a given agreement’s impact on the Company’s financial reporting requirements.

The language cited above appears on page 36 of the Form 10-QSB/A for the quarter ended March 31, 2007 filed on February 1, 2008. Similar language appears in the Forms 10-QSB/A for the quarters ended June 30, 2007 and September 30, 2007 filed on February 12, 2008 and March 10, 2008, respectively.

We note the staff’s closing comments and appreciate the cooperation and courtesies extended to us by the staff. If you require additional assistance, please let us know.

Sincerely,

/s/ E. Eugene Sharer
E. Eugene Sharer
Interim Chief Financial Officer

Enclosures